Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of URSB Bancorp, Inc.:

Name	State of Incorporation

United Roosevelt Savings Bank	New Jersey

United Roosevelt Securities Corp. (1)	New Jersey

(1)	Wholly owned subsidiary of United Roosevelt Savings Bank